UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.
I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger
         [X]      Liquidation
         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions I through 11 of this form and complete verification at
                  the end of the form.)

2.       Name of fund: SmithGraham Institutional Funds

3.       Securities and Exchange Commission File No.: 811-21112

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?
5.
         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         C/O PFPC Inc.
         400 Bellevue Parkway
         Wilmington, DE 19809

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Patrick Turley, Esq.
         C/O Dechert LLP
         1775 I. Street, N.W.
         Washington, DC 20006
         (202) 261-3364

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31 a-1 and 31 a-2 under the Act [17 CFR 270.31 a-1, .31a-2]:

         Jocelyn Fulmor
         C/O PFPC Inc.
         301 Bellevue Parkway
         Wilmington, DE 19809
         (302) 791-1079

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         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8. Classification of fund (check only one): [X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

          [ X]    Open-end         [ ]     Closed-end

10. Date the fund filed a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]: May 31, 2002

11. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

12. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Smith, Graham & Co. Investment Advisors, L.P.
         6900 JPMorgan Chase Tower
         600 Travis Street
         Houston TX 77002

13. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: PFPC Distributors, Inc.
         760 Moore Road
         King of Prussia, PA 19406

14. If the fund is a unit investment trust ("UIT") provide: N/A (a) Depositor's name(s) and address(es):
(b)      Trustee's name(s) and address(es):

15. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]      Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-

                  Business Address:

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16.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

                  If Yes, state the date on which the board vote took place:
                  September 5, 2003

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

                  If Yes, state the date on which the shareholder vote took place: September 5, 2003

                  If No, explain:

II.      Distributions to Shareholders

17. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: September 22, 2003.

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]      Yes      [X]     No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18.      Closed-end funds only: Has the fund issued senior securities?

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         [ ]      Yes      [ ]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

19.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes [ ] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

20. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

 III.    Assets and Liabilities

21.      Does the fund have any assets as of the date this form is filed?

         [ ]       Yes     [X]      No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

22. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X] Yes [ ] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:
                  o Audit Fees--$12,000
                  o Legal Fees--$4,500
                  o Printer Fees--$750
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         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                  The Adviser will pay these outstanding bills.

III.     Information About Event(s) Leading to Request For Deregistration

23.      (a) List the expenses incurred in connection with the Merger or Liquidation:

                   (i) Legal expenses: $2500

                  (ii) Accounting expenses: None

                 (iii) Other expenses (list and identify separately):

                             o PFPC Administration Fees--$5,500
                             o Printer Fees-- $350

                  (iv) Total expenses (sum of lines (i)-(iii) above): $8,350

         (b) How were those expenses allocated? N/A

         (c) Who paid those expenses?

                 The Adviser will be responsible for paying these expenses.

         (d) How did the fund pay for unamortized expenses (if any)? N/A

24. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

25.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

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VI.      Mergers Only

27.      (a) State the name of the fund surviving the Merger:

         (b) State the file number of the fund surviving the Merger: 811-

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SmithGraham Institutional Funds, (ii) he is the President of SmithGraham Institutional Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.



                                                   /s/ Jamie G. House
                                                   -------------------------
                                                   Jamie G. House, President